[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 18, 2024

U.S. Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Attn:	Valerie Lithotomos
David Orlic

RE:	Preliminary Proxy Statements, filed October 4, 2024 by Nuveen
Pennsylvania Quality Municipal Income Fund (File No. 811-06265) and
Nuveen New Jersey Quality Municipal Income Fund
(File No. 811-09455)

Dear Ms. Lithotomos and Mr. Orlic:

Thank you for your telephonic comments received on October 15, 2024 regarding the preliminary proxy statements (each a “Preliminary Proxy Statement”) of Nuveen Pennsylvania Quality Municipal Income Fund (“NQP”) and Nuveen New Jersey Quality Municipal Income Fund (“NXJ” and together with “NQP,” each a “Fund” and together the “Funds”), filed on October 4, 2024 pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Funds have considered your comments and have authorized us to make on their behalf the responses set forth below. Capitalized terms not defined herein have the definitions set forth in each Preliminary Proxy Statement.

Comment 1:	Revise the disclosure to clarify the treatment of the proposals as routine or non-routine proposals.

Response 1:	The Funds have revised the disclosure as follows:

“The Fund understands that, under the rules of the New York Stock Exchange (the “NYSE”), if you do not give specific voting instructions to your broker, generally your broker will have discretion to vote your shares on routine matters but will not have discretion to vote your shares on non-routine matters. Under the rules of the NYSE, elections of trustees of closed-end funds, such as the Fund, are generally treated as a routine matters. However, if Saba solicits proxies in favor of the Hedge Fund Nominee, to the extent your broker provides you with Saba’s proxy materials, your broker may not vote your shares and your shares will not be considered present at the Annual Meeting, unless you give instructions to your broker. We urge you to instruct your broker or other nominee to vote your shares using the WHITE proxy card, regardless of whether or not Saba solicits proxies in favor of the Hedge Fund Nominee, to ensure that your shares are present and voted at the Annual Meeting. When the broker exercises its discretion to vote on routine matters in the absence of voting instructions from you, a “broker non-vote” occurs with respect to ~~the~~ non-routine matters, if any, since the broker will not have discretion to vote on such non-routine matters. Because Proposal 1 is the only item on the agenda, broker non-votes are not expected to occur at the Annual Meeting.

Comment 2:	Supplementally explain why the Preliminary Proxy Statement defines Saba Capital Master Fund, Ltd. as the “Saba Hedge Fund.”

Response 2:

The Preliminary Proxy Statement defines Saba Capital Master Fund, Ltd., Saba Capital Management, L.P. and certain of their affiliates collectively as “Saba.” Therefore, a separate defined term is needed for Saba Capital Master Fund, Ltd. specifically. Saba Capital Master Fund, Ltd. is a private investment fund of the type commonly referred to as a “hedge fund” and is regularly referred to as such by the media and in market commentary. The defined term “Saba Hedge Fund” has been used in proxy statements and other proxy materials by other Nuveen funds as well funds from various other fund sponsors who have engaged in proxy contests with Saba. Therefore the Funds expect that such defined term will be readily understood by shareholders.

Comment 3:	Supplementally explain why the Preliminary Proxy Statement describes Saba Capital Master Fund, Ltd. as a “purported” shareholder of the Fund.

Response 3:

The Funds are listed closed-end funds, whose shares are typically held in “street name” through nominee holders. Saba Capital Master Fund, Ltd. has represented to each Fund that it is a shareholder of such Fund and Saba Capital Management, L.P. has filed a Schedule 13D with respect to its beneficial ownership of Fund shares. However, the Funds have no means to independently verify the street name holdings of Saba Capital Master Fund, Ltd., and therefore respectfully submit that referring to Saba Capital Master Fund, Ltd. as a purported shareholder of the Fund is accurate.

Comment 4:

With respect to the discussion in the Preliminary Proxy Statement of the voting standards pursuant to the Funds’ By-Laws, supplementally identify the applicable sections of the By-Law and discuss what is provided for by such sections.

Response 4:	Reference is made to each Fund’s By-Laws, Amended and Restated as of February 28, 2024, filed as an exhibit to Form 8-K on March 6, 2024.

Section 2.7 of the By-Laws establishes the voting standard applicable to contested and uncontested elections of Trustees as follows:

“with respect to a Contested Election the affirmative vote of a majority of the Shares outstanding and entitled to vote with respect to such matter at such meeting shall be the act of Shareholders with respect to such matter and (ii) with respect to the election of Trustees, other than a Contested Election, the affirmative vote of a plurality of the Shares present and entitled to vote at a meeting of Shareholders at which a quorum is present shall be the act of the Shareholders with respect to such matter.”

Section 10.2(d) defines Contested Election to mean:

“any election of Trustees in which the number of persons nominated for election as Trustees in accordance with these By-Laws exceeds the number of Trustees to be elected, with the determination that any election of Trustees is a Contested Election to be made by the Secretary or other officer of the Trust prior to the time the Trust mails its initial proxy statement in connection with such election of Trustees. If, prior to the time the Trust mails its initial proxy statement in connection with such election of Trustees, one or more persons nominated for election as a Trustee is withdrawn such that the number of persons nominated for election as Trustees no longer exceeds the number of Trustees to be elected, such election shall not be considered a Contested Election.”

Section 3.10 of the By-Laws establishes Trustee qualifications, stating that:

“After any Shares have been publicly offered, only individuals satisfying the following qualification requirements applicable to all Trustees may be nominated, elected, appointed, qualified or seated (“nominated or seated”) to serve as a Trustee unless a majority of the Trustees then in office shall have determined by resolution that failure to satisfy a particular qualification requirement will not present undue conflicts or impede the ability of the individual to discharge the duties of a Trustee or the free flow of information among Trustees or between the Trust’s investment adviser and the Trustees.”

Clause (j) of Section 3.10 of the By-Laws establishes that one such qualification requirement is not having served or been nominated to certain roles, including trustee or director, with other collective investment vehicles in the preceding calendar year, specifying that:

“An individual nominated or seated as a Trustee shall not, during the year of the election or nomination of such individual and during the immediately preceding calendar year, be, have been, or have been nominated or seated as, officer, general partner, manager, managing member, member of an advisory board, trustee or director (or person performing similar functions)

of any investment company registered under the 1940 Act or other collective investment vehicle that would be an investment company, as defined in the 1940 Act, but for Section 3(c)(1), 3(c)(7) or 3(c)(11) of the 1940 Act (other than the Trust and other investment vehicles having the same investment adviser as the Trust or an investment adviser in a control relationship with the investment adviser of the Trust).”

Comment 5:

Revise the statement “Therefore, if you return a proxy card received from Saba you will be DISENFRANCHISED as to your ability to elect trustees” to clarify that shareholders will only be unable to vote for trustees at the current annual meeting and will not permanently disenfranchised.

Response 5:	The Funds have revised the statement as follows:

“Therefore, if you return a proxy card received from Saba you will NOT BE ABLE TO VOTE to elect trustees at the Annual Meeting.

Comment 6:

The Preliminary Proxy Statements state that “the Fund informed the Saba Hedge Fund that the Hedge Fund Notice was ineffective for failure to satisfy the requirements of the Fund’s By-Laws as a result of misstatements in the Hedge Fund Notice.” Supplementally provide the basis for the misstatements, or revise this language to refer to what management determined to be misstatements.

Response 6:	Saba’s notice included the following representations:

“the Nominee satisfies the qualifications of persons nominated set forth in Section 3.10 of the Bylaws”

“the Nominee is not, nor during the year of the nomination of the Nominee and during the immediately preceding calendar year has bene or has been nominated or seated as, officer, general partner, manager, managing member, member of an advisory board, trustee or director (or person performing similar functions) of any investment company registered under the 1940 Act or other collective investment vehicle that would be an investment company, as defined in the 1940 Act (other than the Fund and other investment vehicles having the same investment adviser as the Fund or an investment adviser in a control relationship with the investment adviser to the Fund)”

In addition, the written certification of the Nominee that accompanied the Saba notice represented that “the undersigned satisfies the qualifications of persons nominated or seated as trustee as set forth in Section 3.10 of the Bylaws at the time of his nomination.”

However, according to proxy solicitation materials filed with the SEC, Saba Capital Master Fund, Ltd. nominated the Nominee for election as a trustee of certain funds at such funds’ 2024 annual meetings of shareholders (See, for example, the proxy statement filed on Form DEFC14A by Saba Capital Management, L.P. on April 19, 2024 (Accession No. 0000902664-24-002987). A press release by Saba Capital Management, L.P., dated July 1, 2024, also discloses the Nominee’s nomination for election to the board of trustees of such funds and the votes cast with respect to the Nominee (https://www.businesswire.com/news/home/20240630658123/en).

As a result of such prior nomination, the above referenced statements in Saba’s notice and the accompanying certification of the Nominee were misstatements.

Nonetheless, the Funds have revised the statement in the Preliminary Proxy Statement as follows:

the Fund informed the Saba Hedge Fund that the Hedge Fund Notice was ineffective for failure to satisfy the requirements of the Fund’s By-Laws as a result of statements that Fund management determined to be misstatements in the Hedge Fund Notice.

***

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	David J. Lamb, Chief Administrative Officer of the Funds
Mark L. Winget, Vice President and Secretary of the Funds